999 S. Shady Grove Road, Ste. 600
Memphis, TN 38120
901.259.2500 phone
www.EdRtrust.com

May 20, 2013

Via Edgar

Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Education Realty Trust, Inc.
Form 10-K for fiscal year ended December 31, 2012
Filed March 1, 2013
File No. 1-32417

Dear Mr. Woody:

The following sets forth the responses of Education Realty Trust, Inc. (the “Company”) to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) in the Staff’s follow-up letter (the “Comment Letter”) dated May 15, 2013. The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter in italics.
Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends and Outlook

Rents and Occupancy, page 38

Comment 1: We note your response to prior comment 1. Please confirm that in future filings, you will enhance your proposed disclosures by quantifying the number of communities that have been removed from the same-community portfolio as a result of redevelopment activities. To the extent redevelopment activities are material, please include general discussion of such activities within Item 7 of your filing.

Response: We note the Staff’s comment and confirm that in future filings we will enhance our proposed disclosures by quantifying the number of communities that have been removed from the same-community portfolio as a result of redevelopment activities, and that to the extent redevelopment activities are material, we will include general discussion of such activities within Item 7 of our filings.

Financial Statements

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Kevin Woody, Branch Chief
May 20, 2013

4 – Acquisition and development of real estate investments, pages 80

Comment 2: We note your response to prior comment 3. In future filings, please disclose a reconciliation between the contract price and the net assets acquired. Further, please clarify for us how the total net assets acquired of $231,483 reconciles to the use of cash of $284,775 for property acquisitions, net of cash within your consolidated statements of cash flows. It should be clear from your response what the primary reconciling items are.

Response: We note the Staff’s comment and advise the Staff that in future filings the Company will augment its disclosures and include a reconciliation between contract price and net assets acquired. In addition, we supplementally provide the following reconciliation between the total net assets acquired of $231,483 and the use of cash for property acquisitions, net of cash of $284,755 on our consolidated statement of cash flows:

Total net assets acquired (per footnote 4)		$231,483

University Towers – purchase of land & garage (in text of footnote 4 not the table)	7,500
In-Place lease intangible (in investment in student housing properties in investing activity)	(2,021)
Other assets and liabilities (impact reflected in operating cash flow items in cash flow)	(638)
Debt assumed (amount grossed up and also reflected as cash source from debt)	48,451
Total reconciling items		53,292
Property acquisitions, net of cash acquired (Consolidated Statement of Cash Flows)		$284,775

We additionally note to the Staff that this review identified that the current presentation of the $48.5 million of assumed debt, which related to acquisitions the Company completed in December 2012, overstates the cash used for property acquisitions within investing activities and cash received from borrowings under mortgage and construction debt within financing activities. The Company also noted that debt in the amount of $36.9 million, assumed as part of an acquisition it made in December of 2011, was also presented in the same manner in that respective year. The Company acknowledges that this presentation is not consistent with GAAP and advises the Staff that such was not intentional on the part of the Company or Management.

This misstatement, which resulted in the overstatement of both investing uses of cash and financing sources of cash with no impact to operating cash or net cash, appears to be best categorized as a classification or “gross-up” error. Management assessed the nature and impact of the misclassification to determine its materiality and the necessity of any additional procedures or reporting. Management considered the following relevant guidance, most of which can be found, or referred to, in “Staff Accounting Bulletin No. 99 - Materiality,” in determining whether the misclassification is material to the financial statements;

•
SAB 99 - “Summary: This staff accounting bulletin expresses the views of the staff that exclusive reliance on certain quantitative benchmarks to assess materiality in preparing financial statements and performing audits of those financial statements is inappropriate; misstatements are not immaterial” – or conversely material – “simply because they fall beneath” – or above – “a numerical threshold.”

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Kevin Woody, Branch Chief
May 20, 2013

•
The SAB further states, “Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is material if there is substantial likelihood that a reasonable person would consider it important.”

•
“Statement of Financial Accounting Concepts No. 2” states the essence of the concept of materiality as follows, “The omission or misstatement of an item in a financial report is material if, in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

•
The SAB references that the Supreme Court has held that a fact is material if there is, “a substantial likelihood that the…fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

•
In reference to the previous quote the SAB continues, “Under the governing principles, an assessment of materiality requires that one views the facts in the context of the ‘surrounding circumstances,’ as the accounting literature puts it, or the ‘total mix’ of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the ‘total mix’ includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of the financial statements would view the financial statement item.”

•
Finally an excerpt from Concepts Statement No. 2, 125 states, “[M]agnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.”

The relevant facts and circumstances regarding the misclassification include the following:

•
On a quantitative basis, the misclassification of $48.5 million for 2012 was 12% of net cash used in investing activities and 16% of net cash provided by financing activities and the misclassification of $36.9 in 2011 was 17% of net cash used in investing activities and 15% of net cash provided by financing activities. In perspective these amounts are approximately 3.7% of total year-end assets for the respective year.

•	There was no impact to net cash on the consolidated statement of cash flows.

•
The current presentation in the consolidated statement of cash flows does not paint an economically different picture than the actual transactions, where the Company took on an equivalent amount of additional debt and the consideration paid included the same.

•
With the exception of the summary cash flow information included in Item 6. Selected Financial Data, the acquisition transactions and their impact on the financial statements and the Company’s financial position are correct and clearly disclosed in the rest of Company’s filings, including disclosures and discussions of the business.

•	Furthermore, there is no impact to the Company’s balance sheet, statement of operations, financial statement disclosures or liquidity analysis.

•
As a REIT our investors and users of our financial statements measure our operating performance based on the statement of operations and funds from operations and they assess our financial strength based on our balance sheet and related capital structure ratios, all of which were not impacted by the classification in the statement of cash flows.

Based on all of the above, Management does not believe that the misclassification in the consolidated statements of cash flows nor the correction of such impacted or would impact the users of our financial statements or affect any conclusions such users may have or may not have made. In addition, Management does not believe that the corrected classification would be “viewed by the reasonable investor as having

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Kevin Woody, Branch Chief
May 20, 2013

significantly altered the ‘total mix’ of information made available”. As such, Management concluded that the misclassification in the consolidated statements of cash flows is immaterial to the consolidated financial statements and that a restatement is not deemed warranted. However, in an effort to provide correct information to its investors and users of its financial statements, Management will file an 8K discussing the misclassification and include corrected presentation of the affected cash flow components.

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In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact the undersigned, at (901) 259-2507 or our outside counsel Helen W. Brown, at (901) 543-5918.
Sincerely,

/s/ Randall H. Brown

Randall H. Brown
Chief Financial Officer

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